UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

26 March 2007
Number 10/07

BHP BILLITON SUCCESSFULLY COMPLETES A$3.5 BILLION
(US$2.8 BILLION) OFF-MARKET SHARE BUY-BACK

BHP Billiton today announced the successful completion of its off-market buy-back of 141.1 million BHP Billiton Limited shares. This completes the first stage of the US$10 billion buy-back programme that was announced on 7 February 2007. The 141.1 million shares bought back represent 2.42 per cent of the issued share capital of the BHP Billiton Group and 4.03 per cent of BHP Billiton Limited.

The final price for the buy-back has been set at A$24.81 per share, representing a discount of 14 per cent to the volume weighted average price (VWAP) of BHP Billiton Limited shares over the five trading days up to and including the closing date of the buy-back(1). This significant discount to market ensures the buy-back is in the best interests of all of BHP Billiton's shareholders, regardless of their location, tax status or participation in the buy-back. The closing price for BHP Billiton Limited and the opening price for BHP Billiton Plc on 23 March 2007 were A$29.20 and GBP11.10(2), respectively. In addition to the completion of this off-market buy-back the on-market purchase of BHP Billiton Plc shares has continued. Since September 2006 104.9 million BHP Billiton Plc shares have been repurchased at an average price of GBP 9.60 leaving approximately US$1 billion of this initiative to complete.

BHP Billiton's Chief Financial Officer, Alex Vanselow, said "We are pleased with the strong support we have received from shareholders in this transaction. The successful execution of the off-market buy-back maximises economic value for all our shareholders, who benefit from the enhanced value of the remaining shares through the increased earnings, cash flow and return on equity attributable to each share.

"Completion of the off-market buy-back, combined with the ongoing on-market purchase of BHP Billiton Plc shares means we have repurchased 8.67 per cent of the capital of BHP Billiton since November 2004 and have spent US$8.6 billion completing these initiatives. We are targeting to spend the remaining US$8.2 billion of the previously announced capital management programmes on further buy-backs before August 2008.

"Last month we also announced our tenth consecutive dividend increase. Our progressive dividend policy, together with sizeable capital initiatives, demonstrate our continued commitment to capital discipline as well as our confidence in our outlook and strong cash generative capabilities."

Due to the strong demand for the buy-back, a scale back of tenders is required. Shareholders who tendered their shares at a 14 per cent discount and/or as final price tenders, will have a priority allocation of 200 shares bought back before the scale back is applied. As a result of the 62.43 per cent scale back, successful shareholders will have 37.57 per cent of their shares tendered in excess of the priority allocation bought back. No tenders were excluded on the basis of a minimum price condition.

To ensure that registered shareholders with small holdings are not disadvantaged, the scale back has been structured so that successful shareholders who tendered all of their shares at a 14 per cent tender discount and/or as a final price tender and who would be left with 80 shares or less as a result of the priority allocation and scale back, will have all of their shares bought back in full.

For shareholders who have successfully tendered their shares, A$22.31 of the buy-back price is treated for Australian tax purposes as a fully franked dividend. For Australian capital gains tax purposes, the deemed capital proceeds are A$7.39, being the A$2.50 capital component plus A$4.89, being the excess of the Tax Value(3) over the buy-back price.

Payments to bank accounts and dispatch of cheques for shares bought back are expected to be completed by Monday, 2 April 2007. Shares that have been tendered into the buy-back but not bought back are expected to be released to shareholders during Monday, 26 March 2007.

Shareholders who have any enquiries in relation to their tenders may contact the BHP Billiton buy-back enquiry line on 1300 558 547 within Australia or +61 3 9415 4633 if calling from outside of Australia.

(1) BHP Billiton Limited's cumulative VWAP for the 5 trading days up to and including 23 March 2007 was A$28.8488.
(2) Equivalent to A$27.06 at an exchange rate of A$2.4378 = GBP 1.00.
(3) The Tax Value of A$29.70 was calculated as A$26.37 adjusted by the movement in the BHP Billiton Plc share price from the close of trading in London on 6 February 2007 to the opening of trading in London on 23 March 2007, as agreed with the Australian Taxation Office.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 26 March 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary